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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Healtheon Corporation
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                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
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                         (Title of Class of Securities)


                                   422209106
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                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-7633

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 10, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     Page 2
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                                  SCHEDULE 13D

CUSIP NO.
                                                            PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SmithKline Beecham Corporation
        23-1099050
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

        WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


        Pennsylvania
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               6,251,003
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        6,251,003
              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,251,003
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.1%
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14   TYPE OF REPORTING PERSON*

        CO


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

                Common Stock, $.0001 Par Value

                Healtheon Corporation
                4600 Patrick Henry Drive
                Santa Clara, CA  95054

Item 2.  Identity and Background.


        (a) SmithKline Beecham Corporation ("SBCorp"), a company organized under the laws of Pennsylvania, discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related products, and provides healthcare services including clinical laboratory testing, disease management, and pharmaceutical benefit management.


        (b)     The principal business address for SBCorp is:

                    One Franklin Plaza
                    Philadelphia, Pennsylvania  19102

        (c) Information concerning SBCorp is set forth in response to Item 2(a) above.

        (d) During the last five years, SBCorp has not been convicted in a criminal proceeding, excluding traffic violations or similar misdeameanors.

        (e) During the last five years SBCorp was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

        (f)  Not applicable.
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                                                               Page 4 of 5 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

        In December 1997, SmithKline Beecham Clinical Laboratories, Inc. ("SBCL"), a wholly-owned subsidiary of SBCorp, acquired shares of ActaMed Corporation Common stock in exchange for the licensing of the SBCL SCAN
(R) software and sale of certain assets by geographic region:

                 Date            Number of Shares
                 ----            ----------------
                 Dec 97          2,317,913
                 Mar 98            763,548
                 Jun 98          1,336,209

In May 1998, Actamed merged into Issuer and above shares were exchanged for Issuer's Common stock. Prior to IPO, certificates representing above ownership were returned to Issuer for re-registration in SBCorp's name.

Pursuant to a December 1998 Asset Purchase Agreement between Issuer and SBCL, SBCorp acquired 1,833,333 shares of Common stock in exchange for certain assets used for laboratory results delivery services. The source of funds in each case is Working Capital.

Item 4.  Purpose of Transaction.

        SBCorp intends to review from time to time the business affairs and financial position of the Issuer. Based on such evaluation and review, as well as general economic and industry conditions existing at the time and the SBCorp's own financial plans, SBCorp may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares in the open market, in privately negotiated transactions, through public offering or otherwise. All of the securities acquired have been purchases for investment purposes.


Item 5.  Interest in Securities of the Issuer.

            (a)  Amount and Percent Beneficially Owned

                 Registered Name         No. of Shares   Percent
                 ---------------         -------------   -------
                 SBCorp                  6,251,003        9.1%

            (b) SB Corp has sole power to vote and to dispose of all of the shares of Common Stock identified in subparagraph (a) above.

            (c) As described in Item 3 above, SBCorp acquired shares of Common stock as follows:

                Date            Number of Shares
                ----            ----------------
                Dec 97          2,317,913
                Mar 98            763,548
                Mar 98          1,336,209
                Dec 98          1,833,333
                               ----------
                                6,251,003


            (d) The only transactions involving SBCorp and the Common Stock of the Issuer are the transactions referenced above.

            (e)   Not applicable
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                                                               Page 5 of 5 Pages


Item 6.   Contracts, Arrangements, Understandings or
          Relationship With respect to Securities of the Issuer.

                 None

Item 7.   Materials to be Filed as Exhibits.

                        None



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.


DATED:  February 19, 1999                       SMITHKLINE BEECHAM CORPORATION



                                          By:    /s/
                                                 ----------------------------
                                                 Donald F. Parman
                                                 Secretary